

REPORT OF INDEPENDENT AUDITORS AND
FINANCIAL STATEMENTS

MATE FERTILITY, INC.

December 31, 2021



Table of Contents

Report of Independent Auditors

The Board of Directors and Stockholders
Mate Fertility, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Mate Fertility, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Mate Fertility, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Mate Fertility, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Mate Fertility, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Mate Fertility, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Mate Fertility, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Moss Adams LLP

Irvine, California
May 17, 2023

2

ASSETS

		December 31, 2021
CURRENT ASSETS		
Cash and cash equivalents	$	1,979,571
Accounts receivable		107,711
Prepaid expenses and other current assets		25,577
Total current assets		2,112,859
PROPERTY AND EQUIPMENT, net		42,089
Total assets	$	2,154,948

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	221,635
Accrued expenses		27,663
Total current liabilities		249,298
STOCKHOLDERS' EQUITY		
Common stock, $0.0001 par value, 18,575,000 shares authorized, 3,902,088 shares issued and outstanding		390
Series Seed-1 preferred stock, $0.0001 par value, 3,195,000 shares authorized, 3,042,745 shares issued and outstanding		304
Series Seed-2 preferred stock, $0.0001 par value, 1,148,481 shares authorized, 1,148,481 shares issued and outstanding		115
Series Seed-3 preferred stock, $0.0001 par value, 237,732 shares authorized, 237,732 shares issued and outstanding		24
Additional paid-in capital – common stock		12,614
Additional paid-in capital – Series Seed		2,588,422
Simple agreements for future equity instruments		2,478,048
Accumulated deficit		(3,174,267)
Total stockholders' equity		1,905,650
Total liabilities and stockholders' equity	$	2,154,948

Mate Fertility, Inc.
Statement of Operations

		Year Ended December 31, 2021
REVENUE		
Service revenue	$	275,118
Other		16,073
Total revenue		291,191
EXPENSES		
Wages and benefits		1,279,906
Professional fees		895,985
Travel and entertainment		113,980
Information technology		104,840
Facilities		75,863
Insurance		20,885
Other		206,806
Total expenses		2,698,265
NET LOSS FROM OPERATIONS		(2,407,074)
PROVISION FOR INCOME TAXES		1,959
NET LOSS	$	(2,409,033)

See accompanying notes.

	Common Stock		Series Seed-1 Convertible Preferred Stock		Series Seed-2 Convertible Preferred Stock		Series Seed-3 Convertible Preferred Stock		Additional – Common Stock	Additional – Series Seed	Simple Agreements for Future Equity	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
BALANCE, January 1, 2021	10,235,422	$ 1,024	3,042,745	$ 304	1,148,481	$ 115	237,732	$ 24	$ -	$ 2,588,422	$ -	$ (765,234)	$ 1,824,655
Stock-based compensation	-	-	-	-	-	-	-	-	12,614	-	-	-	12,614
Cancellation of restricted stock	(6,333,334)	(634)	-	-	-	-	-	-	-	-	-	-	(634)
Issuance of Simple Agreements for Future Equity instruments, net of issuance costs of $67,944	-	-	-	-	-	-	-	-	-	-	2,478,048	-	2,478,048
Net loss	-	-	-	-	-	-	-	-	-	-	-	(2,409,033)	(2,409,033)
BALANCE, December 31, 2021	3,902,088	$ 390	3,042,745	$ 304	1,148,481	$ 115	237,732	$ 24	$ 12,614	$ 2,588,422	$ 2,478,048	$ (3,174,267)	$ 1,905,650

Mate Fertility, Inc.
Statements of Cash Flows

	Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (2,409,033)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	1,099
Bad debt expense	47,173
Stock-based compensation	12,614
Changes in operating assets and liabilities	
Accounts receivable	(154,884)
Prepaid expenses and other current assets	(7,994)
Accounts payable	178,493
Accrued expenses	(94,675)
Net cash and cash equivalents used in operating activities	(2,427,207)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(21,044)
Net cash and cash equivalents used in investing activities	(21,044)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repurchase of unvested restricted common stock	(634)
Issuance of Simple Agreements for Future Equity instruments, net of issuance costs	2,478,048
Net cash and cash equivalents provided by financing activities	2,477,414
Net increase in cash and cash equivalents	29,163
CASH AND CASH EQUIVALENTS, beginning	1,950,408
CASH AND CASH EQUIVALENTS, ending	$ 1,979,571

See accompanying notes.

Note 1 – Organization

Company operations – Mate Fertility, Inc. (the "Company") is a corporation organized and existing under the provisions of the General Corporation Law of the State of Delaware and was originally incorporated on December 17, 2019, under the name WonderHealth, Inc. The Company operates in the fertility and greater healthcare industry through providing In Vitro Fertilization (IVF) procedures and other assisted reproductive services.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation – The financial statements include the accounts and operations of Mate Fertility, Inc. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). References to the ASC included hereinafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board (FASB) as the source of authoritative U.S. GAAP.

Use of estimates – The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include revenue recognition, allowances for accounts receivable, panelist liability, capitalized software development costs, assumptions underlying equity-based compensation and other equity instruments, and the estimated useful lives of intangible assets.

Cash and cash equivalents – The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, the Company's cash balances may exceed the current insured amounts under the Federal Deposit Insurance Corporation.

Service revenue – The Company generates revenue primarily from management services provided to medical groups operating an obstetrics and gynecology (OBGYN) medical practice. The performance obligation is comprised of various types of management services performed for the medical group, such as advertising and marketing, regulatory and facility compliance oversight, clinical area review, recruitment and coordination, and other administrative responsibilities. The transaction price is determined monthly based on a fixed percentage of the gross monthly revenues of the medical group for certain medical procedures performed. The performance obligation is satisfied at the point in time the specified medical procedures are completed for patients by the medical group.

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for doubtful accounts and other charges. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained, as necessary, based on the length of time receivables are past due or the status of a client's financial position. Bad debt expense reflects changes in such reserve as well as amounts deemed uncollectible during the year. There was no allowance for doubtful accounts as of December 31, 2021. The Company had no accounts receivable as of January 1, 2021. As of December 31, 2021, one customer accounted for approximately 70% of total accounts receivable.

Note 2 – Summary of Significant Accounting Policies (continued)

Property and equipment – Property and equipment are presented at net book value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets commencing on the month of purchase. The estimated useful lives range from 7–10 years.

Expense recognition – Expenses are recognized as they are incurred.

Advertising costs – Advertising costs are expensed as incurred. Advertising costs were $148,735 for the year ended December 31, 2021.

Income taxes – The Company uses the asset and liability method of accounting for income taxes. Using this method, deferred tax assets and liabilities are recorded based on differences between financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are calculated using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company routinely evaluates the likelihood of realizing the benefit of its deferred tax assets and may record a valuation allowance if, based on all available evidence, it is determined that some portion of the tax benefit will not be realized.

The Company regularly evaluates the likelihood of recognizing the benefit for income tax positions it has taken in various federal and state filings by considering all relevant facts, circumstances, and information available. For those tax benefits that the Company believes it is more likely than not that the benefit will be sustained, the Company recognizes a benefit equal to the largest amount it believes is cumulatively greater than 50% likely to be realized.

The Company records interest and penalties, if any, on any underpayment of income taxes as a component of the provision for income taxes in the accompanying statement of operations.

There were no liabilities recorded for uncertain tax positions as of December 31, 2021.

Stock-based compensation – The Company measures and recognizes compensation expense for all stock option awards granted to employees based on the estimated fair value of the awards on the grant date of the award. The Company estimates grant date fair value using the Black-Scholes option pricing model. The determination of the grant-date fair value using an option-pricing model is affected by the estimated fair value of the Company's common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award, and expected dividends. Compensation cost is recognized on a straight-line basis over the employee requisite service period, which is the stated vesting period of the award, provided that total compensation cost recognized at least equals the pro rata value of the awards that have vested. Forfeitures are accounted for in the period in which they occur.

Note 2 – Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements – In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition. Similarly, lessors will be required to classify leases as either sales-type, finance, or operating, with classification affecting the pattern of income recognition. Classification for both lessees and lessors will be based on an assessment of whether risks and rewards as well as substantive control have been transferred through a lease contract. In addition, several new disclosures will be required. For nonpublic entities, this guidance is effective for annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact of this ASU on its financial statements.

In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the accounting for certain financial instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock, thereby limiting the accounting results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. Convertible instruments that continue to be subject to separation models are: (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. In addition, the guidance eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The guidance can be adopted using a modified retrospective method approach or a fully retrospective method approach. The Company early adopted the ASU for the reporting period starting January 1, 2021, using a fully retrospective approach. The adoption of this guidance did not have a material impact on the financial statements and related disclosures.

Going concern – On at least an annual basis, management evaluates whether there is substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available for issuance and discloses it appropriately in the financial statements, if necessary.

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the financial statements are available to be issued.

Note 2 – Summary of Significant Accounting Policies (continued)

The Company has evaluated subsequent events through May 17, 2023, which is the date the financial statements were available to be issued (Note 7).

Note 3 – Property and Equipment

Property and equipment consisted of the following as of December 31:

	2021
Office furniture	$ 37,188
Equipment	6,000
	43,188
Less: accumulated depreciation	(1,099)
Total	$ 42,089

The Company recognized depreciation expense of $1,099 for the year ended December 31, 2021.

Note 4 – Stockholders' Equity

Common stock – The Company is authorized to issue 18,575,000 shares of common stock, $0.0001 par value per share ("Common Stock"). As of December 31, 2021, there were 3,902,088 shares of Common Stock issued and outstanding. Per the Amended and Restated 2020 Equity Incentive Plan, there are 2,099,393 shares of Common Stock reserved for issuance pursuant to the terms of the plan.

Series Seed preferred stock – The Company is authorized to issue up to 4,581,213 shares of preferred stock, $0.0001 par value per share ("Preferred Stock"). Of this total number of shares, 3,195,000 shares are designated to Series Seed-1 Preferred Stock, 1,148,481 to Series Seed-2 Preferred Stock, and 237,732 to Series Seed-3 Preferred Stock. The Preferred Stock may be eligible for a dividend at a rate of 8% of the original issue price, per the terms and conditions of the Articles, if the Company were to declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than accruing dividends). No dividends have been accrued as of December 31, 2021.

The "Original Issue Price" shall mean $0.6573 per share with respect to the Series Seed-1 Preferred Stock, $0.4876 per share with respect to Series Seed-2 Preferred Stock, and $0.5258 per share with respect to the Series Seed-3 Preferred Stock, and in each case, subject to appropriate adjustments in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the applicable Preferred Stock.

Note 4 – Stockholders' Equity (continued)

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder, at any time and without the payment of additional consideration, into a number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price," with respect to the applicable shares of Series Seed Preferred Stock, shall initially be equal to the applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to the adjustment per the terms and conditions of the Articles. There have been no changes to the conversion price as of December 31, 2021.

In the event of any Deemed Liquidation Event, the Company will send a written notice to each holder of Preferred Stock no later than the 90th day after the consummation of the Deemed Liquidation Event advising holders of their rights and the requirements to be met to secure those rights, to require the redemption of shares of Preferred Stock, and if the Requisite Holders request in a written instrument delivered to the Company no later than 120 days after the event, together with any other assets of the Company available for distribution to its stockholders ("the Available Proceeds"), on the 150th day after the event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount as defined in the Articles of Incorporation. In the event that there are no Available Proceeds that are not sufficient to redeem all outstanding shares, the Company shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of the Available Proceeds. Prior to the distribution or redemption, the Company shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with the event or in the ordinary course of the business. There has been no Deemed Liquidation Event as of December 31, 2021.

Simple agreements for future equity (SAFE) – On November 1, 2021, the Company signed the Waiver of Right of First Offer in which the Company's Board of Directors previously approved the sale and issuance of Simple Agreements for Future Equity (the "SAFEs") to certain investors for an aggregate amount of up to $1,000,000 ("SAFE Financing") and also has approved an increase to the total amount of working capital that may be raised in the SAFE Financing from $1,000,000 to $2,550,000 (the "SAFE Increase"). The SAFEs issued pursuant to the SAFE Increase are convertible into shares of Common Stock of the Company in accordance with their terms as defined in each agreement and such issuance of the SAFEs triggers the Right of First Offer.

The SAFEs agreement issues to investors the right to certain shares of the Company's Common Stock at a Valuation Cap amount of $20,000,000. The SAFEs will convert at the greater of the lowest price per share of the Standard Preferred Stock in the equity financing or the purchase amount divided by the Safe Price (price per share equal to the Valuation Cap divided by the Company Capitalization). The Company issued $2,478,078, net of issuance costs of $67,944, for the year ended December 31, 2021.

Note 4 – Stockholders' Equity (continued)

Stock options – equity incentive plans – The Company's stock option plan provides for the grant of options to purchase shares of common stock to officers, directors, other key employees, and consultants. Stock option vesting terms are as approved by the Company's Board of Directors and generally vest over a four-year period from the date of grant and expire ten years from the date of grant.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. Key input assumptions used to estimate the fair value of stock options include the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's term, the Company's expected annual dividend yield, and the forfeiture rate. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company's stock options granted.

The key input assumptions that were utilized in the valuation of the stock options granted during the year ended December 31, 2021, are summarized in the table below:

Stock price	$ 0.08
Exercise price	$ 0.08
Expected option term	6.25 years
Annualized volatility	50%
Risk-free interest rate	1.16%

A summary of the status of the Company's stock option grants for the year ended December 31, 2021, is as follows:

	Number of Options (in shares)	Estimated Fair Value Exercise Price	Remaining Contractual Terms (Years)
Options outstanding at January 1, 2021	-	$ -	-
Granted	1,704,621	$ 0.04	3.04
Exercised	-	$ -	-
Forfeited	(669,374)	$ -	-
Options outstanding at December 31, 2021	1,035,247	$ 0.04	3.04
Options exercisable at December 31, 2021	323,427	$ 0.04	3.04

The Company recorded $12,614 of stock option expense for the year ended December 31, 2021. For the year ended December 31, 2021, the estimated grant date fair value of options issued was $0.04 per share.

Note 4 – Stockholders' Equity (continued)

Restricted stock – On December 18, 2019, the Company entered into a Stock Purchase Right and Notice and Restricted Stock Purchase Agreement ("RSPA") between the Company and the Purchaser in which the Purchaser acquires and holds title to the purchased shares of the Company's Common Stock. The Purchasers include various investors. 10,235,422 shares were outstanding as of January 1, 2021. To induce investors to purchase the shares of Series Seed Preferred Stock in the Series Seed Financing and to provide an incentive for the Purchaser to remain with the Company, the parties agreed to enter into this agreement. On November 25, 2020 ("Amendment Effective Date"), the Company made amendments to the RSPA in which 1/4 of shares would vest on the one-year anniversary following the Amendment Effective Date, 1/48 of shares vesting on each monthly anniversary thereafter, such that 100% of the shares initially subject to vesting shall be vested by the fourth anniversary of the Amendment Effective Date unless otherwise stated per the terms and conditions of the Articles. During the year ended December 31, 2021, 6,333,334 shares of restricted stock were canceled due to the vesting requirements not being met. As of the year ended December 31, 2021, the Company has issued and vested 1,097,075 shares of restricted stock, which is included in common stock in the statement of stockholders' equity. The Company estimates the fair value of restricted stock awards based on the estimated fair market value of common stock on the date of grant. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company's restricted stock awards granted. A summary of the Company's unvested restricted stock for the year ended December 31, 2021, is as follows:

Unvested, January 1, 2021	10,017,150
Forfeited and repurchased	(6,333,334)
Vested and released	(1,097,075)
Unvested, December 31, 2021	2,586,741

Note 5 – Income Taxes

Differences between the provision for income taxes at the U.S. federal statutory rate and the provision for income taxes included in the statement of operations for the year ended December 31, 2021, relate principally to the increase in the valuation allowance.

As of December 31, 2021, the Company had federal and state gross net operating loss (NOL) carryforwards of $3,121,246 and $0, respectively. The federal and state NOL carryforwards will begin to expire in 2036.

Note 5 – Income Taxes (continued)

As of December 31, 2021, the Company has gross deferred tax assets of $876,527 and gross deferred tax liabilities of $3,412. In accordance with FASB ASC 740, *Income Taxes*, the Company evaluated the realizability of its gross federal and state deferred income tax assets and determined that it is not more likely than not that net deferred tax assets will not be realized based on the available evidence as prescribed by ASC 740. As such, a full valuation allowance was recorded against net deferred tax assets. A valuation allowance of $873,115 was recognized as of December 31, 2021.

The U.S. Internal Revenue Code of 1986, as amended, generally imposes an annual limitation on a corporation's ability to utilize NOL carryovers if it experiences an ownership change as defined in Section 382. In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period. In the event that an ownership change has occurred, or were to occur, utilization of the Company's NOLs would be subject to an annual limitation under Section 382 as determined by multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate as defined in the Internal Revenue Code. Any unused annual limitation may be carried over to later years. The Company could experience an ownership change under Section 382 as a result of events in the past in combination with events in the future. If so, the use of the Company's NOLs, or a portion thereof, against future taxable income may be subject to an annual limitation under Section 382, which may result in expiration of a portion of the NOLs before utilization. As of December 31, 2021, the Company has not completed an I.R.C. section 382 study to determine if a limitation exists. As the Company has recorded a full valuation allowance, any potential limitation is not expected to have a material impact to the financial statements.

The Company has applied the provisions of FASB ASC 740, *Income Tax,* which clarifies the accounting for uncertainty in tax positions. FASB ASC 740 requires the recognition of the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in interest expense and operating expenses, respectively. As of December 31, 2021, the Company has no accrued interest and penalties related to uncertain tax positions.

The Company is subject to tax in the United States (U.S.) and files tax returns in the U.S. federal and state jurisdictions. The Company currently is not under examination by any tax authority. Tax years starting in 2019 are still subject to federal audits.

Note 6 – Leases, Commitments, and Contingencies

Operating leases – The Company entered into a one-year cancellable operating lease, primarily related to the rental of office space, with a monthly base rent of $6,889. As of December 31, 2021, the Company had one active cancelable operating lease for office facilities, which expires in August 2022. Total rent expense for operating leases was $72,237 for the year ended December 31, 2021.

Legal contingencies – The Company is involved from time to time in various legal proceedings incident to the normal conduct of its business. The Company accrues a liability and charges operations for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated in excess of any indemnifications, in accordance with the recognition criteria in ASC Topic 450, *Contingencies*. Estimating liabilities and costs associated with these matters requires significant judgment and assessment based on the professional knowledge and experience of management and its legal counsel. In the opinion of management, the disposition of all such proceedings will not have a material adverse effect on the Company's results of operations, financial position, or liquidity.

Note 7 – Subsequent Events

Between October 2022 and March 2023, the Company issued 5,003,283 shares of Series A Preferred stock for cash received as part of the close of $4,072,365 and the conversion of SAFE instruments totaling $2,555,992.